November 6, 1998



Attention: Filing Desk
450 Fifth Street N.W.
Washington, D.C.  20549

     Re: Withdrawal of Accepted Form Type S-8 POS

Dear Sir or Madam:

     Please withdraw the accepted Post-Effective Amendment to Form S-8, with Accession Number 0001010682-98-000049. The header has an incorrect file number (033-92620).

                              Very truly yours,


                              /s/ Tehilah Kahan
                              Tehilah Kahan